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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of: July, 2009
Commission File Number: 001-31583
NAM TAI ELECTRONICS, INC.
(Translation of registrant’s name into English)
Gushu Industrial Estate, Xixiang
Baoan, Shenzhen
People’s Republic of China
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

NEWS RELEASE

Investor relations contact: Anthony Chan Address: Unit 5811-12, 58/F, The Center 99 Queen’s Road Central, Central, Hong Kong Tel No.: (852) 2341 0273 Fax No.: (852) 2263 1223	Email address: shareholder@namtai.com Website: www.namtai.com
Nam Tai’s Offer to Privatize NTEEP Successful
Hong Kong, PRC — July 7, 2009 — Nam Tai Electronics, Inc. (“Nam Tai” or the “Company”) (NYSE Symbol: NTE) today announced that as of 4:00 pm Hong Kong time on July 6, 2009, the Company had received valid acceptances in respect of 200,567,867 shares of Nam Tai Electronic & Electrical Products Limited (“NTEEP”) held by NTEEP’s minority shareholders, representing approximately 90.57% of the public float shares of NTEEP. As Nam Tai’s offer and the resulting privatization of NTEEP were conditional upon Nam Tai receiving acceptances totalling at least 90% of the public float shares of NTEEP, Nam Tai is pleased to announce that its offer has become unconditional in all respects. Pursuant to the securities laws of Hong Kong, Nam Tai’s offer to NTEEP’s minority shareholders will remain open for acceptance until July 22, 2009.
After receiving any remaining NTEEP shares yet to be tendered by NTEEP’s minority shareholders through July 22, 2009, Nam Tai intends to exercise compulsory acquisition rights to acquire any remaining NTEEP shares that it did not acquire in accordance with its offer and then withdraw the listing of NTEEP from the Stock Exchange of Hong Kong.
For more information regarding this matter, please access the Joint Announcement of Nam Tai and NTEEP, which was published in Hong Kong on June 6, 2009 and is available from the website of NTEEP at www.namtaieep.com.
ABOUT NAM TAI ELECTRONICS, INC.
We are an electronics manufacturing and design services provider to a select group of the world’s leading OEMs of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and subassemblies, including LCD panels, LCD modules, RF modules, DAB modules, FPC subassemblies and image sensors modules and PCBAs for headsets containing Bluetooth1 wireless technology. These components are used in numerous electronic products, including mobile phones, laptop computers, digital cameras, electronic toys, handheld video game devices, and entertainment devices. We also manufacture finished products, including mobile phone accessories, home entertainment products and educational products. We assist our OEM customers in the design and development of their products and furnish full turnkey manufacturing services that utilize advanced manufacturing processes and production technologies.

[1]	The Bluetooth® word mark and logos are owned by the Bluetooth SIG, Inc. and any use of such marks by Nam Tai is under license.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI ELECTRONICS, INC.
Date July 7, 2009	By:	/s/ M. K. Koo
		Name:	M. K. Koo
		Title:	Executive Chairman and Chief Financial Officer